Exhibit (a)(5)(A)

4 Embarcadero Center, Suite 3200 San Francisco, CA 94111 USA Tel: +1 415 738 6500 Fax: +1 415 738 6501 www.digitalrealty.com

A. William Stein Chief Financial Officer and Chief Investment Officer Digital Realty Trust, Inc. +1 (415) 738-6500	John J. Stewart Senior Vice President Investor Relations Digital Realty Trust, Inc. +1 (415) 738-6500

Digital Realty Announces Repurchase at Option of Holders and

Redemption of 5.50% Exchangeable Senior Debentures due 2029

San Francisco, Calif. (March 17, 2014) – Digital Realty Trust, Inc. (the “Company”) (NYSE: DLR), a leading global provider of data center solutions, announced today that holders of the 5.50% Exchangeable Senior Debentures due 2029 (CUSIP No. 25389JAC0), of its operating partnership, Digital Realty Trust, L.P. (the “Operating Partnership”), which are fully and unconditionally guaranteed by the Company, have the right to surrender their Debentures for purchase by the Operating Partnership pursuant to their option (the “Put Option”) under the Indenture governing the Debentures, dated as of April 20, 2009 (the “Indenture”). The Put Option entitles each holder of the Debentures to require the Operating Partnership to purchase all or any part of such holder’s Debentures at a purchase price (the “Repurchase Price”) equal to 100% of the principal amount of the Debentures on April 15, 2014 (the “Repurchase Date”). Unless the Operating Partnership defaults in making payment of the Repurchase Price, interest on the Debentures repurchased will cease to accrue on and after the Repurchase Date.

The opportunity to surrender Debentures for purchase pursuant to the Put Option commences today and expires at 5:00 p.m., New York City time, on April 11, 2014, which is the second business day immediately preceding the Repurchase Date. Holders may withdraw any Debentures previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on April 14, 2014, which is the business day immediately prior to the Repurchase Date. In order to exercise the Put Option and receive the Repurchase Price, or withdraw Debentures previously surrendered, a holder must follow the procedures set forth in the Issuer Repurchase Notice, which is being mailed to all registered holders of Debentures.

None of the Company, the Operating Partnership or the Company’s board of directors or employees have made or are making any representation or recommendation as to whether or not any holder should surrender any Debentures.

Redemption

In addition, the Company announced today that Operating Partnership has given notice of its intention to redeem all of its outstanding Debentures, pursuant to its option under the Indenture. The redemption date is April 18, 2014 (the “Redemption Date”), and the redemption price is 100% of the principal amount of the Debentures plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. The Company intends to make its regularly scheduled interest payment on April 15, 2014 to holders of record on April 1, 2014. As of December 31, 2013, there was $266.4 million aggregate principal amount of the Debentures outstanding.

Exchange Rights

In connection with the redemption, holders of the Debentures have the right to exchange their Debentures on or before 5:00 p.m., New York City time, on April 16, 2014, the second business day immediately prior to the Redemption Date, subject to the terms, conditions and adjustments set forth in the Indenture, at an exchange price of $38.7777 per share and an exchange rate of 25.7880 shares of the Company’s common stock per $1,000 principal amount of the Debentures surrendered, plus cash in lieu of fractional shares.

Pursuant to the terms of the Indenture, holders of record as of April 1, 2014 who wish to exchange their Debentures rather than have them redeemed, must exchange their Debentures after 5:00 p.m., New York City time, on April 15, 2014 but before 5:00 p.m., New York City time, on April 16, 2014 in order to receive the regularly scheduled April 15, 2014 interest payment. Holders who surrender their Debentures for exchange after 5:00 p.m., New York City time, on April 1, 2014 and prior to 5:00 p.m., New York City time, on April 15, 2014, must include with such notice of exchange a payment, in immediately available funds, of an amount equal to the interest payment payable on April 15, 2014 on such Debentures. Debentures not surrendered for exchange prior to 5:00 p.m., New York City time, on April 16, 2014, will be redeemed by the Company on the Redemption Date.

Additional Information

Wells Fargo Bank, National Association, the Trustee, Paying Agent and Exchange Agent for the Debentures, is mailing an Issuer Repurchase Notice and Notice of Redemption to all registered holders. In addition, the Company and the Operating Partnership will file the Issuer Repurchase Notice with a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission today. Copies of the Issuer Repurchase Notice, Notice of Redemption and additional information relating to the procedure for surrendering, exchange and/or redemption of the Debentures may be obtained from Wells Fargo Bank, National Association by calling (800) 344-5128.

About Digital Realty

Digital Realty Trust, Inc. focuses on delivering customer-driven data center solutions by providing secure, reliable and cost-effective facilities that meet each customer’s unique data center needs. Digital Realty’s customers include domestic and international companies across multiple industry verticals ranging from financial services, cloud and information technology services, to manufacturing, energy, health care and consumer products. Digital Realty’s 131 properties, including 12 properties held as investments in unconsolidated joint ventures, comprised approximately 24.5 million square feet as of December 31, 2013, including approximately 1.8 million square feet of space under active development and 1.3 million square feet of space held for future development. Digital Realty’s portfolio is located in 33 markets throughout North America, Europe, Asia and Australia. Additional information about Digital Realty is included in the Company Overview, which is available on the Investors page of Digital Realty’s website at http://www.digitalrealty.com.

Safe Harbor Statement

This press release contains forward-looking statements which are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Such forward-looking statements include statements related to the timing of the repurchase of the Debentures pursuant to the Put Option and the intended redemption of the Debentures. These risks and uncertainties include, among others, the following: the impact of current global economic, credit and market conditions; current local economic conditions in our geographic markets; decreases in information technology spending, including as a result of economic slowdowns or recession; adverse economic or real estate developments in our industry or the industry sectors that we sell to (including risks relating to decreasing real estate valuations and impairment charges); our dependence upon significant tenants; bankruptcy or insolvency of a major tenant or a significant number of smaller tenants; defaults on or non-renewal of leases by tenants; our failure to obtain necessary debt and equity financing; risks associated with using debt to fund our business activities, including re-financing and interest rate risks, our failure to repay debt when due, adverse changes in our credit ratings or our breach of covenants or other terms contained in our loan facilities and agreements; financial market fluctuations; changes in foreign currency exchange rates; our inability to manage our growth effectively; difficulty acquiring or operating properties in foreign jurisdictions; our failure to successfully integrate and operate acquired or developed properties or businesses; the suitability of our properties and data center infrastructure, delays or disruptions in connectivity, failure of our physical infrastructure or services or availability of power; risks related to joint venture investments, including as a result of our lack of control of such investments; delays or unexpected costs in development of properties; decreased rental rates, increased operating costs or increased vacancy rates; increased competition or available supply of data center space; our inability to successfully develop and lease new properties and development space; difficulties in identifying properties to acquire and completing acquisitions; our inability to acquire off-market properties; our inability to comply with the rules and regulations applicable to reporting companies; our failure to maintain our status as a REIT; possible adverse changes to tax laws; restrictions on our ability to engage in certain business activities; environmental uncertainties and risks related to natural disasters; losses in excess of our insurance coverage; changes in foreign laws and regulations, including those related to taxation and real estate ownership and operation; and changes in local, state and federal regulatory requirements, including changes in real estate and zoning laws and increases in real property tax rates. For a further list and description of such risks and uncertainties, see the reports and other filings by the Company with the United States Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.